April 29, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE; Mail Stop 4720

Washington, D.C. 20549

Re.	Tenet Healthcare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 23, 2010

File No. 001-07293

Dear Mr. Rosenberg:

I wanted to respond that we have received your April 26, 2010 letter regarding the subject described above (“Comment Letter”), and thank Don Abbott and Frank Wyman from your office for answering my telephone calls on April 28, 2010 regarding the Comment Letter. To ensure that we have sufficient time to fully respond to your comments and questions, we respectfully request that we be able to provide you with our responses no later than May 24, 2010.

Should you have any questions or comments, please contact me at (469) 893-2246.

Sincerely,

/s/ Daniel J. Cancelmi

Daniel J. Cancelmi

Senior Vice President and Controller

Tenet Healthcare Corporation

Tenet Healthcare Corporation — Dallas Office

1445 Ross Ave., Ste. 1400 — Dallas, TX 75202 — Tel 469.893.2000 — Fax 469.893.8600 — www.tenethealth.com